FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2005

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 3 October 2005.

2.	Press release entitled, “Nexium ANDA”, dated 18 October 2005.

3.	Press release entitled, “BOLDER II Study confirms therapeutic potential of Seroquel in Bipolar Depression”, dated 21 October 2005.

4.	Press release entitled, “AstraZeneca’s third quarter and nine months results 2005”, dated 26 October 2005.

5.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2005” (front half of document), dated 27 October 2005.

6.	Press release entitled, “AstraZeneca PLC Third Quarter and Nine Months Results 2005 Consolidated Statement” (back half of document), dated 27 October 2005.

7.	Press release entitled, “Companies Act 1985 Section 198 Disclosure of Interest in Voting Shares in Public Companies”, dated 28 October 2005.

8.	Press release entitled, “Repurchase of Shares in AstraZeneca PLC”, dated 31 October 2005.

9.	Press release entitled, “FDA grants ZD6474 (ZACTIMATM) Orphan Drug designation for the investigation of rare forms of thyroid cancer”, dated 31 October 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	8 November 2005	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 30 September 2005, it purchased for cancellation 500,000 ordinary shares of AstraZeneca PLC at a price of 2643 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,597,276,472.

G H R Musker
Company Secretary
3 October 2005

Item 2

NEXIUM ANDA

AstraZeneca has received a notice from Ranbaxy Pharmaceuticals Inc. that Ranbaxy Laboratories Limited has submitted an Abbreviated New Drug Application (ANDA) for esomeprazole magnesium delayed-release capsules, 20mg and 40mg, containing Paragraph IV Certifications of invalidity and/or non-infringement with respect to certain AstraZeneca US patents listed in the Orange Book in reference to Nexium, the latter of which expires in 2018.

AstraZeneca has 45 days within which to commence a patent infringement lawsuit against Ranbaxy that would automatically stay, or bar, the FDA from approving Ranbaxy’s ANDA for 30 months or until an adverse court decision, whichever may occur earlier.

Ranbaxy has also certified with respect to certain other AstraZeneca US patents listed in the Orange Book in reference to Nexium that Ranbaxy will not launch its product prior to the expiry of those patents, the latter of which expires in October 2007.

AstraZeneca is evaluating Ranbaxy’s notice and continues to have full confidence in its intellectual property protecting Nexium.

18 October 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0)20 7304 5034
Steve Brown, Tel: +44 (0)20 7304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0)20 7304 5084
Jonathan Hunt, Tel: +44 (0)20 7304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

Item 3

BOLDER II STUDY CONFIRMS THERAPEUTIC POTENTIAL OF
SEROQUEL IN BIPOLAR DEPRESSION

Newly released top-line results from the BOLDER II (BipOLar DEpRession) study have underlined the potential for SEROQUEL (quetiapine fumarate) in the treatment of patients with major depressive episodes associated with bipolar disorder. Based on prior discussions with the US Food and Drug Administration (FDA) and the results of BOLDER II, AstraZeneca plans to file for a US licence extension for SEROQUEL in the treatment of depressive episodes associated with bipolar disorder around the end of this year (2005).

BOLDER II - an eight week, multi-centre, placebo-controlled study - found that SEROQUEL 300mg and 600mg doses achieved a statistically significant reduction in levels of bipolar depression compared with placebo (p-value less than or equal to 0.001), as measured by the change from baseline in Montgomery-Åsberg Depression Rating Scale (MADRS) total score.

The significant reduction in MADRS total score was seen both in patients with bipolar I and bipolar II disorder, in patients with or without a rapid cycling course of illness, and as early as week one after randomisation. Significant improvements were also seen compared with placebo in the various secondary study endpoints among SEROQUEL-treated patients, including reduction of anxiety symptoms. In addition, more than half (53 per cent) of patients receiving SEROQUEL achieved remission from their bipolar depression symptoms.

BOLDER II reinforces the findings of the landmark BOLDER I study published in American Journal of Psychiatry in July 2005, which first indicated a significant effect for SEROQUEL in treating major depressive episodes associated with bipolar disorder. Importantly, SEROQUEL was shown to be well tolerated in BOLDER II with a similar safety profile seen to that in BOLDER I. The rate of serious adverse events was low, and comparable in all treated groups. The most common adverse events reported in the trial were dry mouth, sedation, somnolence, dizziness and constipation. There was a low incidence of treatment-emergent mania in the

SEROQUEL-treated groups. As in BOLDER I, there was a low incidence of EPS (extrapyramidal symptoms) and minimal weight change reported in the study.

Patients with bipolar depression are underserved and understudied. The findings from the BOLDER II study are very encouraging and support the findings of BOLDER I, in showing the potential of SEROQUEL, as monotherapy, for the acute treatment of bipolar depression. Each of these two studies represent the largest placebo-controlled short-term studies ever conducted in bipolar depression. The beneficial risk:benefit profile of Seroquel seen in both studies could offer an important therapeutic value for both patients and physicians as there is currently only one FDA approved therapy to treat depressive episodes associated with bipolar disorder.

Bipolar disorder is a serious mental illness that affects approximately 3-4 per cent of the adult population and is the sixth leading cause of disability in the world. Patients with bipolar disorder are symptomatic almost half of their lives, and approximately two-thirds of that time is spent in the depressed phase of the illness.

SEROQUEL has been licensed for the treatment of schizophrenia since 1997 and is available in 85 countries for the treatment of this condition. It is currently licensed for the treatment of mania associated with bipolar disorder in 73 countries. In the first half of 2005, SEROQUEL sales reached $1,300 million.

21st October 2005

Media Enquiries:
Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:
Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

Item 4

AstraZeneca’s third quarter and nine months results 2005

Tomorrow, Thursday, 27 October 2005 AstraZeneca will be announce third quarter and nine months results for 2005 at 11:00 (BST), 12:00(CEST), 06:00(EDT).

There will be an analysts teleconference at 13:00(BST), 14:00(CEST) 08:00 (EDT), for which the numbers are in the UK: 0800 559 3282, for International: +44 (0)20 7365 1829 and for the US: 1 866 239 0750. These numbers, as well as details of the replay facility available through Monday, 7 November 2005, are available on the Investors section of the AstraZeneca website at www.astrazeneca.com

Item 5

AstraZeneca PLC
Third Quarter and Nine Months Results 2005

“A strong third quarter with sales up 9 percent and Earnings per Share up 52 percent: year end targets increased.”

Financial Highlights

Group	3 rd Quarter	3 rd Quarter		Actual	CER	9 Months	9 Months		Actual	CER
	2005	2004		%	%	2005	2004		%	%
	$m	$m				$m	$m
Sales	5,789	5,265		+10	+9	17,664	15,627		+13	+10
Operating Profit	1,695	1,172		+45	+45	4,866	3,276		+49	+44
Profit before Tax	1,743	1,419	*	+23	+23	4,978	3,549	*	+40	+36
Earnings per Share:
Before non-recurring items	$0.76	$0.51		+49	+52	$2.14	$1.46		+46	+42

Statutory	$0.76	$0.68	*	+12	+13	$2.14	$1.63	*	+31	+27

* There were two non-recurring items in Q3 2004, which benefited profit before tax by $219 million and earnings per share by $0.17. Excluding these benefits, earnings per share increased 52 percent at CER in the third quarter and 42 percent for the nine months compared with 2004.
All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

  Third quarter sales increased by 9 percent to $5,789 million and operating profit increased by 45 percent to $1,695 million.
  Sales increase was driven by the strong performance of 5 key growth products (NexiumTM, CrestorTM, SymbicortTM, ArimidexTM and SeroquelTM) whose combined sales increased by 25 percent.
  Sales for the nine months increased by 10 percent and operating profit by 44 percent. Operating margin for the nine months was 27.5 percent of sales.
  Free cash flow of $4,294 million for the nine months. Share repurchases totalled $2,182 million year to date.
  NexiumTM sales in the third quarter were $1,127 million, up 18 percent.
  CrestorTM sales in the third quarter were $325 million, up 23 percent. In the week ending 14 October, CrestorTM share of new prescriptions in the US statin market was 6.8 percent.
  SymbicortTM sales in the third quarter were $240 million, up 28 percent. US regulatory application for the pMDI formulation for the treatment of asthma was submitted on 23 September.
  ArimidexTM sales in the third quarter were $303 million, up 36 percent. Share of total prescriptions in the US market is up 6.3 percentage points since December.
  SeroquelTM sales in the third quarter were $706 million, up 32 percent.
  The Company now anticipates earnings per share between $2.85 and $2.95 for the full year.

Sir Tom McKillop, Chief Executive, said: “A continued strong sales performance, especially for the five key growth products, together with benefits arising from productivity initiatives across the entire Company has produced an outstanding result for the nine months, and is reflected in an increase in our financial targets for the full year.”

London, 27 October 2005
Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom-Baglin (Wilmington)	(302) 886 7858
Analyst/Investor Enquiries:	Mina Blair (London)/ Jonathan Hunt (London)	(020) 7304 5084/ 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506
Photos of Jonathan Symonds, Chief Financial Officer are available on www.newscast.co.uk. Broadcast footage of AstraZeneca products and activities is available on www.thenewsmarket.com/astrazeneca

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Sales in the third quarter increased by 9 percent at CER, or 10 percent on an as reported basis (including an exchange benefit of 1 percent), with good sales growth in all regions (US up 9 percent; Europe up 8 percent; Japan up 6 percent; Rest of World up 13 percent).

Combined expenditures in R&D and SG&A were up 2 percent at CER and as reported, with currency having no impact. Operating profit in the third quarter was up 45 percent. Earnings per share were $0.76 versus $0.68 in 2004, which included $0.17 in non-recurring benefits from a disposal gain and a tax credit. Excluding these items from last year, third quarter earnings per share increased 52 percent.

Sales growth was driven by the strong performance of 5 key growth products (NexiumTM, CrestorTM, SymbicortTM, ArimidexTM and SeroquelTM) whose combined sales increased 25 percent to $2,701 million.

NexiumTM sales were up 18 percent to $1,127 million on good growth in the US (up 17 percent) and in other markets (up 19 percent).

CrestorTM sales in the quarter increased 23 percent to $325 million, including $189 million in the US. CrestorTM share of new prescriptions in the US statin market was 6.8 percent in the week ending 14 October, up from 5.9 percent for the month of June.

SymbicortTM sales were $240 million, up 28 percent. The US regulatory application for the pMDI formulation of SymbicortTM for the treatment of asthma was submitted on 23 September.

Quarterly sales for ArimidexTM exceeded $300 million for the first time (up 36 percent to $303 million), building upon its market leading position among aromatase inhibitors for the treatment of breast cancer.

SeroquelTM sales were $706 million, on strong growth in the US (up 30 percent) and in other markets (up 41 percent).

Since September, the Company has received notifications containing paragraph IV certifications alleging invalidity and non-infringement in respect of certain of AstraZeneca’s patents relating to PulmicortTM RespulesTM, SeroquelTM, and NexiumTM. The Company continues to have full confidence in its intellectual property protecting these products.

Nine Months

For the nine months, sales increased 10 percent at CER, or 13 percent on an as reported basis (including an exchange benefit of 3 percent). Sales increased 13 percent in the US and were up 8 percent in other markets. Sales growth for the nine months was fuelled by NexiumTM (up 20 percent), CrestorTM (up 51 percent), SymbicortTM (up 22 percent), ArimidexTM (up 45 percent) and SeroquelTM (up 35 percent). Combined sales for these five products were $7,905 million, up 29 percent.

The sustained focus on productivity throughout the organization continues to yield benefits ahead of initial expectations. The 44 percent increase in operating profit derives from strong sales growth and the impact of ongoing productivity gains. Activity-related costs, particularly in R&D, are lower year to date, but will increase as larger scale clinical trials commence in support of an emerging late stage product pipeline, including ZactimaTM and AZD2171. Earnings per share were $2.14 compared with $1.63 last year. Excluding the $0.17 in non-recurring gains in 2004, earnings per share increased by 42 percent for the nine months.

Future Prospects

The Company continues to anticipate sales growth around the double digits mark for the full year in constant currency terms. This sales growth, combined with excellent progress in improving productivity, should result in earnings per share for the full year between $2.85 and $2.95.

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular CrestorTM, NexiumTM, SeroquelTM, SymbicortTM, ArimidexTM and CasodexTM), the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2004 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	Third Quarter		CER %	Nine Months		CER %

	2005	2004		2005	2004

Losec ™ / Prilosec ™	376	430	-15	1,241	1,501	-20
Nexium ™	1,127	951	+18	3,386	2,777	+20

Total	1,518	1,407	+7	4,678	4,342	+6

  Third quarter sales for NexiumTM in the US were up 17 percent versus the third quarter 2004, which was affected by some wholesaler destocking. Dispensed tablet growth of 13 percent was partially offset by lower realised prices. NexiumTM share of total prescriptions in the US PPI market was 29.1 percent in September, up 2.2 percentage points since December.

  US sales for NexiumTM for the nine months were up 18 percent.

  Sales of NexiumTM in other markets were up 19 percent in the quarter and 25 percent year to date, with particularly strong growth achieved in France and Germany.

  PrilosecTM sales in the US for the nine months were down 33 percent. In other markets, LosecTM sales declined 18 percent, although sales increased by 27 percent in Japan and by 22 percent in China.

Cardiovascular

	Third Quarter		CER %	Nine Months		CER %

	2005	2004		2005	2004

Seloken ™ / Toprol-XL ™	437	353	+23	1,280	1,006	+26
Atacand ™	238	214	+9	727	639	+10
Plendil ™	82	102	-22	287	361	-22
Zestril ™	83	105	-22	248	327	-27
Crestor ™	325	260	+23	915	596	+51

Total	1,327	1,208	+9	3,954	3,456	+11

  Sales of Toprol-XLTM in the US were up 31 percent for the quarter and 33 percent for the nine months, still running ahead of estimated underlying growth of 24 percent year to date as a result of destocking which occurred during 2004.

  Sales of SelokenTM in other markets were up 3 percent in the third quarter and 7 percent for the nine months.

  AtacandTM sales in the US were down 11 percent in the third quarter and down 5 percent for the nine months. Increased promotion following the launch of the heart failure indication has stabilised AtacandTM prescription market share in the US over the last several months.

  In other markets, AtacandTM sales increased 18 percent in the third quarter and increased 16 percent year to date.

  In the US, CrestorTM sales increased 17 percent in the third quarter to $189 million. CrestorTM share of new prescriptions in the US statin market was 6.8 percent in the week ending 14 October. Market share in the dynamic segment (new and switch patients) was 9.9 percent in the latest week. US sales for the nine months were up 52 percent.

  In other markets, CrestorTM sales increased 34 percent in the third quarter and were up 48 percent year to date, with France and Italy contributing to a strong performance in Europe (up 51 percent year to date).
  Volume share of the statin market for CrestorTM is now 12.4 percent in Canada; 10.4 percent in the Netherlands; 11.7 percent in Italy; and 5.7 percent in France.

AstraZeneca PLC

  PlendilTM sales are down 22 percent in the quarter and year to date as a result of generic competition in the US market, where sales for the nine months are down 44 percent.

Respiratory

	Third Quarter		CER %	Nine Months		CER %

	2005	2004		2005	2004

Symbicort ™	240	185	+28	742	578	+22
Pulmicort ™	234	211	+10	824	737	+10
Rhinocort ™	91	87	+4	295	268	+9
Accolate ™	14	31	-55	55	84	-36
Oxis ™	23	25	-12	69	76	-14

Total	636	574	+10	2,100	1,861	+10

  Sales of SymbicortTM increased 28 percent to $240 million in the third quarter. Sales for the nine months were up 22 percent. The regulatory file for the pMDI formulation of SymbicortTM for the treatment of asthma in the US was submitted on 23 September. A European Union mutual recognition variation procedure for a new asthma treatment concept, SymbicortTM Maintenance and Reliever Therapy, was initiated on 26 October.

  Worldwide sales of PulmicortTM continue to be driven by the growth of PulmicortTM RespulesTM in the US, where sales were up 43 percent in the quarter and 34 percent for the nine months as a result of good underlying growth and some wholesaler stock movements between the two periods.

  RhinocortTM sales year to date are up 9 percent, chiefly on sales of RhinocortTM Aqua in the US market (up 11 percent), which has been favourably impacted by price changes and managed care rebate adjustments.
  RhinocortTM Aqua prescriptions in the US are down 8 percent through nine months.

Oncology

	Third Quarter		CER %	Nine Months		CER %

	2005	2004		2005	2004

Casodex ™	276	258	+ 7	840	736	+ 11
Zoladex ™	258	236	+ 7	752	675	+ 7
Arimidex ™	303	221	+ 36	856	578	+ 45
Iressa ™	61	113	-46	201	309	-36
Faslodex ™	37	24	+ 50	101	73	+ 35
Nolvadex ™	26	30	-13	86	99	-15

Total	963	885	+ 8	2,844	2,481	+ 12

  CasodexTM sales in the US were down 2 percent in the third quarter, broadly in line with the prescription trend. Sales for the nine months were up 6 percent on inventory movements and pricing.

  CasodexTM sales in other markets were up 10 percent in the quarter and up 14 percent for the nine months. For the nine months, CasodexTM sales were up 10 percent in Europe and increased 18 percent in Japan.

  In the US, sales of ArimidexTM were up 40 percent in the quarter and up 59 percent for the nine months. Growth in total prescriptions was 42 percent year to date. ArimidexTM share of total prescriptions for hormonal treatments for breast cancer in the US increased to 33.2 percent in September, up another 1.6 percentage points in the quarter and 6.3 percentage points higher since the beginning of the year.

  ArimidexTM sales in other markets were up 34 percent in the third quarter and up 37 percent for the nine months, on strong year to date sales in Europe (up 36 percent) and Japan (up 31 percent).

  Sales of IressaTM in the third quarter were $61 million, including $46 million of sales in Asia Pacific (up 7 percent in the quarter). For the nine months, sales in Asia Pacific were up 9 percent, as sales in China and other markets more than offset the 14 percent sales decline in Japan.

AstraZeneca PLC

  In the US, sales of IressaTM were $12 million in the third quarter, consistent with labelling which restricts usage to patients who have previously taken the product and are benefiting from its use.

  Sales for FaslodexTM for the nine months reached $101 million (up 35 percent), chiefly on growth in Europe since marketing approval in March of last year. Sales in the US for the nine months were up 8 percent to $67 million.

Neuroscience

	Third Quarter		CER %	Nine Months		CER %

	2005	2004		2005	2004

Seroquel ™	706	529	+32	2,006	1,465	+35
Zomig ™	86	81	+5	258	267	-6

Total	1,001	880	+13	2,975	2,558	+14

  In the US, SeroquelTM sales were up 30 percent in the third quarter and up 33 percent for the nine months, broadly in line with underlying sales growth. In September, SeroquelTM new prescription market share in the US increased to 29.7 percent, the only brand among the top three products to grow share this year.
  In other markets, SeroquelTM sales were up 41 percent in the third quarter and 43 percent for the nine months, on a strong year to date performance in Europe (up 53 percent) and Canada (up 32 percent).
  ZomigTM sales in the US were down 7 percent in the third quarter. Total prescriptions declined by 5 percent in the quarter. Year to date, sales were down 27 percent as a result of the low first quarter sales ahead of the transfer of distribution rights from Medpointe back to AstraZeneca on 1 April.
  Sales of ZomigTM in other markets were up 11 percent in the third quarter and 9 percent year to date.

Geographic Sales

	Third Quarter		CER %	Nine Months		CER %

	2005	2004		2005	2004

US	2,621	2,407	+9	7,864	6,974	+13
Europe	2,012	1,858	+8	6,374	5,661	+8
Japan	367	352	+6	1,103	1,018	+8
RoW	789	648	+13	2,323	1,974	+11

  Sales in the US in the third quarter represent strong performances for the key growth products and Toprol- XLTM, which more than offset declines in sales of patent expired products and IressaTM.
  The third quarter sales performance in Europe was led by the 5 key growers (up 27 percent), which more than offset an 18 percent decline in LosecTM.
  Third quarter sales in Japan reflect continued strong growth for LosecTM (up 35 percent), CasodexTM (up 15 percent), ZoladexTM (up 11 percent) and ArimidexTM (up 24 percent).
  Sales in China increased 25 percent to $61 million in the third quarter on good growth in LosecTM and the launch of IressaTM.

AstraZeneca PLC

Operating Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Third Quarter

Reported sales increased by 10 percent and operating profit by 45 percent. At constant exchange rates, sales increased by 9 percent and operating profit by 45 percent. Following the successful introduction of Distribution Service Agreements in the US, reported Group and US sales reflect underlying demand. Wholesaler buying patterns in the prior year, however, continue to affect some individual product performances.

Currency had a 1 percent benefit to sales and was neutral to operating profit. In comparison to quarter three last year the dollar was slightly weaker against the euro, benefiting sales, and stronger against the Swedish krona (2 percent) and sterling (2 percent), decreasing costs. Overall, currency depressed EPS by 1 cent as the beneficial exchange rate profile was offset by hedging benefits from 2004 not being repeated during the quarter.

Reported operating margin increased by 7.0 percentage points from 22.3 percent to 29.3 percent. Currency reduced margin by 0.3 percentage points and other income increased margin by 0.2 percentage points resulting in an underlying margin improvement of 7.1 percentage points for the quarter.

Gross margin increased by 2.9 percentage points to 78.5 percent of sales. Currency depressed gross margin by 0.7 percentage points and payments to Merck were level with prior year at 4.8 percent of sales. Included in the third quarter last year are ExantaTM inventory and asset provisions of $80 million which depressed gross margin and, when excluded, implies a 1.9 percentage point underlying improvement for the quarter, due mostly to improved product mix and operational efficiencies.

In aggregate, R&D and SG&A expenses of $2,837 million increased 2 percent over last year. In comparison to third quarter last year, R&D and SG&A combined added 3.5 percentage points to operating margin. The sustained focus on productivity, combined with the lower level of late stage clinical trials compared with 2004, resulted in R&D expenditures decreasing by 4 percent for the quarter. SG&A increased by 4 percent for the quarter primarily due to increased investment in the US on NexiumTM, CrestorTM and SeroquelTM over prior year.

The fair value adjustments relating to financial instruments amounted to an $18 million benefit in quarter three; $5 million benefit in cost of sales, $3 million benefit to interest and $10 million benefit to R&D.

Nine Months

Reported sales increased by 13 percent and operating profit by 49 percent. At constant exchange rates, sales increased by 10 percent and operating profit by 44 percent.

Currency benefited reported sales by 3 percent and operating profit by 5 percent. Cumulatively, exchange has benefited EPS by around 6 cents. We expect to see a 2 to 3 cents reduction in the year to date benefit during quarter four based on the current strengthening of the dollar and the hedging benefits realized in quarter four 2004 not being repeated.

Operating margin increased by 6.5 percent from 21.0 percent to 27.5 percent. Underlying margin improvement was 7.0 percentage points for the nine months as the currency benefit of 0.1 percentage points was offset by a reduction in margin of 0.6 percent from other income, due principally to the gain on the disposal of the Durascan business last year.

Gross margin increased by 1.1 percentage points to 77.5 percent of sales. Lower payments to Merck (4.8 percent of sales) and currency each benefited gross margin by 0.1 percentage points. Excluding prior year Exanta™ provisions and the costs associated with the termination of the Medpointe ZomigTM distribution agreement in the first quarter of this year, underlying margin improved by 0.4 percentage points.

Benefits from ongoing productivity initiatives, together with a low point in the R&D and SG&A investment cycle, have resulted in a 2 percent decline (up 1 percent as reported) in combined R&D and SG&A expense year to date. In comparison to the first nine months last year, R&D and SG&A combined added 6.0 percentage points to operating margin.

The fair value adjustments relating to financial instruments amounted to a $61 million charge for the nine months; $52 million charge in cost of sales, $4 million charge to interest and $5 million charge to R&D.

AstraZeneca PLC

Interest and Dividend Income

Net interest and dividend income for the third quarter was $48 million (2004 $28 million) and for the nine months was $112 million (2004 $54 million). The increase over 2004 is primarily attributable to higher average investment balances and yields. The reported amount includes net income of $13 million in the first nine months and $3 million in the third quarter arising from employer benefit fund assets and liabilities as required by IAS 19.

Taxation

The effective tax rate for the third quarter was 29.4 percent (2004, rate excluding non-recurring items 28.9 percent) and for the nine months was 29.8 percent (2004, rate excluding non-recurring items 25.9 percent). The increase over 2004 is due to a different geographical mix of profits and no relief in respect of the LosecTM fine. Taxation in 2004 also benefited from a one-off reduction in the deferred tax liability in relation to rolled over gains following agreements with the relevant tax authorities. For the full year, the rate is anticipated to be in the 29 to 30 percent range.

Cash Flow

Cash generated from operating activities was $4,814 million; $2,015 million higher than in the first nine months of 2004. This is as a result of a $1,590 million increase in operating profits and a net $590 million cash improvement in working capital, primarily due to lower inventory levels and higher creditor levels.

Cash outflows from investing activities of $621 million in the first nine months compare with $694 million outflows in the equivalent period in 2004. Capital expenditure fell by $247 million to $586 million. In the comparative period for 2004, $308 million disposal proceeds were received in respect of disposals of business operations.

Free cash flow (which represents net cash flows before financing activities, as adjusted for movements in short term deposits) for the period was $4,294 million. After accounting for net share repurchases of $2,106 million, the $1,717 million dividend payment to shareholders and foreign exchange effects, there is a $362 million increase in cash and cash equivalents.

Net funds at 30 September 2005 of $4,398 million were $433 million higher than 31 December 2004.

Share Repurchase Programme

During the third quarter, 21.3 million shares were repurchased for cancellation at a total cost of $1 billion bringing the total repurchase for the first nine months of the year to 49.8 million shares at a total cost of $2,182 million. For the full year share repurchases are expected to exceed $3 billion.

The total number of shares in issue at 30 September 2005 is 1,597 million.

R&D Update

Development of AZD2171, a Vascular Endothelial Growth Factor (VEGF) signalling inhibitor for the treatment of solid tumours, is being accelerated into a Phase II/III clinical programme.

In addition to the submission of a US NDA for SymbicortTM pMDI for the treatment of asthma, an EU mutual recognition variation procedure for a new asthma concept, SymbicortTM Maintenance and Reliever Therapy was initiated on 26 October.

A US regulatory submission to support the use of SeroquelTM in bipolar depression will be made around the end of 2005 based on the results of two successful pivotal studies (BOLDER I and II) in this indication.

Regulatory submissions for Cerovive™, a novel free-radical trapping neuroprotective agent for the acute treatment of ischaemic stroke, are now scheduled for H1 2007 subject to the outcome of the CHANT and SAINT II studies. The CHANT study evaluating Cerovive™ in patients with haemorrhagic stroke is now fully recruited and results will be available in Q1 2006.

AstraZeneca PLC

The development of the oral extended release formulation of AZD7009 for maintenance of sinus rhythm after conversion of atrial fibrillation has been terminated. The intravenous programme targeted at conversion of patients from atrial fibrillation to sinus rhythm remains in Phase II.

The Phase II project evaluating AZD7371 for the treatment of overactive bladder has also been terminated.

A complete update of the AstraZeneca development pipeline will be provided as a part of the 2005 Annual Results presentation.

Calendar

2 February 2006	Announcement of fourth quarter and full year 2005 results
27 April 2006	Announcement of first quarter 2006 results
27 April 2006	Annual General Meeting 2006
27 July 2006	Announcement of second quarter and half year 2006 results
26 October 2006	Announcement of third quarter and nine months 2006 results

Sir Tom McKillop
Chief Executive

Item 6

Consolidated Income Statement

For the nine months ended 30 September	2005 $m	As restated 2004 $m

Sales	17,664	15,627
Cost of sales	(3,968)	(3,695)
Distribution costs	(155)	(132)
Research and development	(2,506)	(2,568)
Selling, general and administrative expenses	(6,292)	(6,130)
Other operating income	123	174

Operating profit	4,866	3,276
Profit on sale of interest in joint venture	-	219
Finance income	484	396
Finance expense	(372)	(342)

Profit before tax	4,978	3,549
Taxation	(1,481)	(795)

Profit for the period	3,497	2,754

Attributable to:
Equity holders of the Company	3,482	2,741
Minority interests	15	13

	3,497	2,754

Basic earnings before non-recurring items per	$2.14	$1.46
$0.25 Ordinary Share
Basic earnings per $0.25 Ordinary Share	$2.14	$1.63
Diluted earnings per $0.25 Ordinary Share	$2.14	$1.63

Weighted average number of Ordinary Shares in issue (millions)	1,626	1,679
Diluted average number of Ordinary Shares in issue (millions)	1,627	1,681

Non-recurring items in 2004 comprised profit on sale of interest in joint venture ($219 million) and non-recurring tax credits ($67 million).

Consolidated Income Statement

For the quarter ended 30 September	2005 $m	As restated 2004 $m

Sales	5,789	5,265
Cost of sales	(1,245)	(1,286)
Distribution costs	(51)	(46)
Research and development	(781)	(823)
Selling, general and administrative expenses	(2,056)	(1,965)
Other operating income	39	27

Operating profit	1,695	1,172
Profit on sale of interest in joint venture	-	219
Finance income	168	124
Finance expense	(120)	(96)

Profit before tax	1,743	1,419
Taxation	(513)	(280)

Profit for the period	1,230	1,139

Attributable to:
Equity holders of the Company	1,223	1,133
Minority interests	7	6

	1,230	1,139

Basic earnings before non-recurring items per	$0.76	$0.51
$0.25 Ordinary Share
Basic earnings per $0.25 Ordinary Share	$0.76	$0.68
Diluted earnings per $0.25 Ordinary Share	$0.76	$0.68

Weighted average number of Ordinary Shares in issue (millions)	1,611	1,669

Diluted average number of Ordinary Shares in issue (millions)	1,613	1,671

Non-recurring items in 2004 comprised profit on sale of interest in joint venture ($219 million) and non-recurring tax credits ($67 million).

Consolidated Balance Sheet

As at 30 September	2005 $m	As restated 2004 $m

ASSETS
Non-current assets
Property, plant and equipment	7,262	7,628
Goodwill and intangible assets	2,763	2,907
Other investments	239	134
Deferred tax assets	1,168	1,549

	11,432	12,218

Current assets
Inventories	2,493	3,080
Trade and other receivables	4,960	4,986
Short term investments	1,242	3,167
Cash and cash equivalents	4,400	1,020

	13,095	12,253

Total assets	24,527	24,471

LIABILITIES
Current liabilities
Short term borrowings and overdrafts	(122)	(170)
Other creditors	(6,619)	(6,590)

	(6,741)	(6,760)

Non-current liabilities
Loans	(1,122)	(1,095)
Deferred tax liabilities	(1,217)	(1,371)
Retirement benefit obligations	(1,678)	(1,505)
Provisions	(316)	(263)
Other liabilities	(84)	(63)

	(4,417)	(4,297)

Total liabilities	(11,158)	(11,057)

Net assets	13,369	13,414

EQUITY
Capital and reserves attributable to equity holders
Share capital	399	415
Share premium account	638	524
Other reserves	1,866	1,949
Retained earnings	10,372	10,444

	13,275	13,332
Minority equity interests	94	82

Total equity and reserves	13,369	13,414

Consolidated Cash Flow Statement

For the nine months ended 30 September	2005 $m	As restated 2004 $m

Cash flows from operating activities
Operating profit before taxation	4,866	3,276
Depreciation and amortisation	933	896
Decrease/(increase) in working capital	72	(518)
Other non-cash movements	175	177

Cash from operating activities	6,046	3,831
Interest paid	(15)	(21)
Tax paid	(1,217)	(1,011)

Net cash inflow from operating activities	4,814	2,799

Cash flows from investing activities
Disposal of business operations	-	308
Movement in short term investments and fixed deposits	(101)	(150)
Purchases of property, plant and equipment	(586)	(833)
Disposals of property, plant and equipment	77	17
Purchase of intangible assets	(137)	(125)
Purchase of fixed asset investments	(6)	(7)
Interest received	137	96
Dividends paid by subsidiaries to minority interests	(5)	(5)
Dividends received	-	5

Net cash outflow from investing activities	(621)	(694)

Net cash inflow before financing activities	4,193	2,105

Cash flows from financing activities
Proceeds from issue of share capital	76	75
Repurchase of shares	(2,182)	(1,550)
Increase in loans	-	734
Dividends paid	(1,717)	(1,378)
Movement in short term borrowings	8	(1)

Net cash outflow from financing activities	(3,815)	(2,120)

Net increase/(decrease) in cash and cash equivalents in the period	378	(15)
Cash and cash equivalents at beginning of the period	3,927	872
Exchange rate effects	(16)	(5)

Cash and cash equivalents at the end of the period	4,289	852

Cash and cash equivalents consists of:
Cash and cash equivalents	4,400	1,020
Overdrafts	(111)	(168)

	4,289	852

Statement of Recognised Income and Expense

For the nine months ended 30 September	2005 $m	As restated 2004 $m

Net profit for the period (excluding minority interests)	3,482	2,741
Foreign exchange adjustments on consolidation	(854)	425
Tax on foreign exchange adjustments	(49)	370
Valuation gains taken to equity, net of tax	-	1
Actuarial losses, net of tax	(22)	(4)

Recognised income and expense for the period	2,557	3,533

Notes to the Interim Financial Statements

1 BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the nine months ended 30 September 2005 have been prepared in accordance with International Accounting Standards and International Financial Reporting Standards (collectively “IFRS”) expected to be endorsed by the European Union (EU) and available for use by European companies at 31 December 2005. These IFRSs are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. Details of the accounting policies applied are set out in the IFRS Restatement information in AstraZeneca PLC’s Annual Report and Form 20-F Information 2004, except that, in the period under review, the amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement – The Fair Value Option’ has been adopted. As a result, the accounting for long term loans has been changed; such loans are now categorised as fair value through profit and loss with changes in value recognised in the income statement. Previously these loans had been recognised at cost except where hedge accounting had been applied. The comparative information has been restated accordingly. The effect of adoption on comparative results was not significant: net assets at 30 September 2004 were reduced by $21m. The policies assume that this amendment, together with the amendments to IAS 19 “Employee Benefits” published in December 2004 by the International Accounting Standards Board, allowing actuarial gains and losses to be recognised in full through reserves, will be endorsed by the EU.

The new information contained in Note 3 updates the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2004 and Half Year Results 2005.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2004, which were prepared under accounting practices generally accepted in the UK, have been filed with the Registrar of Companies. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2 NET FUNDS

The table below provides an analysis of net funds and a reconciliation of net cash flow to the movement in net funds.

	As restated 1 Jan 2005 $m	Cash flow $m	Other non-cash $m	Exchange movements $m	At 30 Sep 2005 $m

Loans due after 1 year	(1,127)	-	5	-	(1,122)
Current instalments of loans	-	-	-	-

Total loans	(1,127)	-	5	-	(1,122)

Short term investments	1,167	101	(24)	(2)	1,242
Cash and cash equivalents	4,067	351	-	(18)	4,400
Overdrafts	(140)	27	-	2	(111)
Short term borrowings	(2)	(8)	-	(1)	(11)

	5,092	471	(24)	(19)	5,520

Net funds	3,965	471	(19)	(19)	4,398

Other non-cash movements in the period consist of fair value adjustments under IAS 39.

3 LEGAL PROCEEDINGS

AstraZeneca is involved in various legal proceedings considered typical to its business, including litigation relating to employment matters, product liability, commercial disputes, infringement of intellectual property rights and the validity of certain patents. The matters discussed below constitute the more significant developments since publication of the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2004 and Half Year Results 2005.

Diprivan™ (propofol)
In September 2005, AstraZeneca received notification from Amphastar Pharmaceuticals, Inc. under section 505(b)(2) of the US Food, Drug, and Cosmetic Act that it intends to manufacture and sell propofol in the US prior to the expiration of certain of AstraZeneca’s propofol-related patents. Amphastar contends that these patents would not be infringed by such manufacture and sale.

AstraZeneca is evaluating Amphastar’s notification and continues to have full confidence in its intellectual property protecting Diprivan™.

Losec™ (omeprazole)
As previously disclosed, in June 2005 the European Commission notified AstraZeneca PLC and AstraZeneca AB of its Decision to impose fines totaling €60m on the companies for infringements of European competition law (Article 82 of the EC Treaty and Article 54 of the EEA Agreement). The fine was fully provided for in the half year results through a charge to operating profit of $75m. AstraZeneca does not accept the Commission’s Decision and has appealed it to the Court of First Instance. AstraZeneca denies that it had a dominant position or that it engaged in the behaviours as characterised by the Commission. It is alleged by the Commission that these activities had the effect of hindering the entry of the generic version of Losec™ and of parallel trade. It is possible that third parties could seek damages for alleged losses arising from this. Any such claims would be vigorously resisted.

Nexium™ (esomeprazole magnesium)
In October 2005, AstraZeneca received a notice from Ranbaxy Pharmaceuticals Inc. that Ranbaxy Laboratories Limited has submitted an Abbreviated New Drug Application to the US Food and Drug Administration for esomeprazole magnesium delayed-release capsules, 20mg and 40mg, containing paragraph IV certifications of invalidity and/or non-infringement with respect to certain AstraZeneca US patents listed in the FDA’s Orange Book in reference to Nexium™, the latter of which expires in 2018.

The 45 day time period within which AstraZeneca can commence a patent infringement lawsuit against Ranbaxy that would automatically stay, or bar, the FDA from approving Ranbaxy’s ANDA for 30 months (or until an adverse court decision, whichever occurs earlier) has not yet expired.

Ranbaxy has also certified with respect to certain other AstraZeneca US patents listed in the Orange Book in reference to Nexium™ that Ranbaxy will not launch its product prior to the expiry of those patents, the latter of which expires in October 2007.

AstraZeneca is evaluating Ranbaxy’s notice and continues to have full confidence in its intellectual property protecting Nexium™.

Pulmicort™ Respules™ (budesonide inhalation suspension)
In September 2005, AstraZeneca received a notice from IVAX Pharmaceuticals, Inc. that IVAX has submitted an Abbreviated New Drug Application to the US Food and Drug Administration for a budesonide inhalation suspension containing a paragraph IV certification alleging invalidity and non-infringement in respect of certain of AstraZeneca’s patents relating to budesonide inhalation suspension.

In October 2005, AstraZeneca filed a patent infringement action against IVAX in the US District Court for the District of New Jersey.

Seroquel™ (quetiapine fumarate)
In September 2005, AstraZeneca received a notice from Teva Pharmaceuticals USA that Teva has submitted an Abbreviated New Drug Application to the US Food and Drug Administration for quetiapine fumarate tablets (25mg base) containing a paragraph IV certification alleging invalidity and non-infringement in respect of AstraZeneca’s US patent number 4,879,288. AstraZeneca’s US patent number 4,879,288 is listed in the FDA’s Orange Book in reference to Seroquel™.

AstraZeneca is evaluating Teva’s notice and continues to have full confidence in its intellectual property protecting Seroquel™.

The 45 day time period within which AstraZeneca can commence a patent infringement lawsuit against Teva that would automatically stay, or bar, the FDA from approving Teva’s ANDA for 30 months (or until an adverse court decision, whichever occurs earlier) has not yet expired.

AstraZeneca has been served in the US with approximately 40 Seroquel™ cases in which plaintiffs have alleged that they developed diabetes, and in some cases pancreatitis, as a result of taking Seroquel™ or other atypical anti-psychotics made by other pharmaceutical companies. Eli Lilly, the maker of olanzapine, is a defendant in all but four of these cases and Janssen Pharmaceutica is a defendant in more than a dozen of the matters. The vast majority of these cases recently were filed in Missouri. All of the Missouri cases were filed a day or two before Missouri’s tort reform laws became effective. AstraZeneca has been informed that other cases involving Seroquel™ were filed in Missouri but have not yet been served. Only two of the pending Seroquel™ cases involving diabetes allegations have gone beyond the pleadings stage. AstraZeneca intends vigorously to defend the claims in these actions.

Toprol-XL™ (metoprolol succinate)
As disclosed in the Annual Report and Form 20-F Information 2004, patent litigation is continuing in the US against KV Pharmaceutical Company, Andrx Pharmaceuticals LLC and Eon Labs Manufacturing Inc. relating to those companies’ notifications of their intentions to market generic versions of Toprol-XL™ tablets prior to the expiration of AstraZeneca’s relevant patents. All of the patent litigation has been consolidated for pre-trial discovery purposes and motion practice in the US District Court for the Eastern District of Missouri. As previously disclosed, in January 2005 AstraZeneca filed a terminal disclaimer of the Toprol-XL™ patents-in-suit over one of the other patents raised by the defendants, which will result in a revision of the expiration date of the Toprol-XL™ patents-in-suit from March 2008 to September 2007. Under the Abbreviated New Drug Application statute, the US Food and Drug Administration may not approve Andrx’s product before June 2006 or Eon’s product before August 2006, unless there is an earlier adverse court decision. The 30 months’ stay in respect of KV’s product has expired.

The trial in the proceedings is scheduled to commence in February 2006 and will likely consolidate the cases against KV, Andrx and Eon. Oral arguments on the pending summary judgement motions on the infringement and validity of the patents, those motions having been filed by the defendants in December 2004, are scheduled for November 2005.

In September 2005, AstraZeneca received a paragraph IV notification from KV of its intention to market metoprolol succinate tablets in the 25mg dose prior to the expiration of AstraZeneca’s patents. AstraZeneca has filed a patent infringement suit against KV in the US District Court for the Eastern District of Missouri.

AstraZeneca maintains that its patents are valid, enforceable and infringed by the KV, Andrx and Eon products.

Average wholesale price class action litigation
As disclosed in the Annual Report and Form 20-F Information 2004, AstraZeneca was named as a defendant along with 24 other pharmaceutical manufacturers in a class action suit, in Massachusetts, brought on behalf of a putative class of plaintiffs alleged to have overpaid for prescription drugs as a result of inflated wholesale list prices. The suit seeks to recover unspecified damages. AstraZeneca was also named as a co-defendant with various other pharmaceutical manufacturers in similar suits filed in nine other states. Most of these suits were consolidated with the Massachusetts action for pre-trial purposes, pursuant to federal multi-district litigation procedures.

In August 2005, the District Court in Boston issued a decision on class certification favourable to the defendants. The plaintiffs had sought to certify three nationwide classes of plaintiffs: (1) Medicare Part B beneficiaries who paid allegedly inflated co-payments for certain physician-administered (injectable) drugs reimbursed under the Medicare Part B programme; (2) third-party payers offering MediGap coverage for the same physician-administered drugs or otherwise reimbursed outside Medicare for the drugs; and (3) payers for certain non-Part B (self-administered) drugs.

The court denied the self-administered drug class entirely. As to the two proposed classes involving physician-administered drugs, the court conditionally certified a nationwide class of Part B beneficiaries, provided that the plaintiffs can amend the complaint to include as class representatives individual Part B beneficiaries who actually paid Medicare co-payments for the named drugs. The second proposed physician-administered drug class, third-party payers who reimbursed for physician-administered drugs or covered Part B co-payments, was certified only as a Massachusetts state, as opposed to a nationwide, class. In both classes, the only AstraZeneca drug at issue is Zoladex™ (goserelin acetate implant).

Drug importation anti-trust litigation
As disclosed in the Annual Report and Form 20-F Information 2004 and Half Year Results 2005, AstraZeneca Pharmaceuticals LP and eight other pharmaceutical manufacturers have been defending a purported class action filed in the US District Court for Minnesota which alleged that the defendants conspired to prevent American consumers from purchasing prescription drugs from Canada, “depriving consumers of the ability to purchase” drugs at competitive prices. Earlier in 2005, the chief magistrate judge assigned to the case issued a report on the defendants’ motion to dismiss the case, making certain recommendations to the presiding district court judge. The report recommended dismissal of the plaintiffs’ federal anti-trust claims, but not dismissal of the state statutory and common law claims. In August 2005, the district court dismissed with prejudice the plaintiffs’ federal anti-trust claims. As to the state statutory and common law claims, the district court declined to exercise supplemental jurisdiction and dismissed them without prejudice. The plaintiffs have appealed the district court’s decision. In the similar California state court proceedings, the trial is scheduled to commence in July 2006.

Avorelin

In 1999, AstraZeneca UK Limited entered into a licence agreement with Mediolanum farmaceutici S.p.A. under which Mediolanum licensed to AstraZeneca certain rights in respect of avorelin, a luteinising hormone-releasing hormone agonist. At the end of 2000, AstraZeneca terminated the agreement. Mediolanum has commenced proceedings against AstraZeneca alleging that AstraZeneca breached the terms of the agreement and claiming damages. AstraZeneca denies any breach of the agreement and is vigorously defending the proceedings. The trial in the proceedings is scheduled to commence in the English courts in February 2006.

General
With respect to each of the legal proceedings described above, we are unable to make estimates of the loss or range of losses at this stage, other than where noted in the case of the European Commission fine. We also do not believe that disclosure of the amount sought by plaintiffs, if that is known, would be meaningful with respect to those legal proceedings.

Arrangements with Merck
As described in more detail in the Annual Report and Form 20-F Information 2004, AstraZeneca has significant arrangements with Merck & Co., Inc. relating to certain of our products and development compounds (the agreement products). These arrangements include exit provisions from 2008 onwards and we regularly monitor the value of the benefits we expect to receive.

The exit provisions are subject to a minimum overall net payment of $3.3 billion and will offer AstraZeneca unencumbered discretion in its operations in the US market (except in respect of Prilosec™ and Nexium™) without the restrictions of various contractual obligations that are currently imposed as a result of Merck’s interests, together with relief from contingent payment obligations. The projected value of the benefits obtained in 2008 depends on a number of factors including the future contributions from products that have already been launched, those that are due to be launched in the US and those that are in development together with the further value AstraZeneca can extract from greater freedom to operate in the US.

4 NINE MONTHS TERRITORIAL SALES ANALYSIS

		% Growth

	9 Months 2005 $m	9 Months 2004 $m	Actual	Constant Currency

US	7,864	6,974	13	13
Canada	719	651	10	1

North America	8,583	7,625	13	12

France	1,265	1,208	5	1
UK	561	432	30	26
Germany	917	717	28	23
Italy	878	809	9	4
Sweden	232	222	5	1
Europe others	2,521	2,273	11	6

Total Europe	6,374	5,661	13	8

Japan	1,103	1,018	8	8
Rest of World	1,604	1,323	21	18

Total	17,664	15,627	13	10

5 THIRD QUARTER TERRITORIAL SALES ANALYSIS

			% Growth

	3rd Quarter 2005 $m	3rd Quarter 2004 $m	Actual	Constant Currency

US	2,621	2,407	9	9
Canada	231	202	14	2

North America	2,852	2,609	9	8

France	391	361	8	8
UK	181	151	20	22
Germany	296	250	18	18
Italy	269	266	1	1
Sweden	70	69	1	4
Europe others	805	761	6	5

Total Europe	2,012	1,858	8	8

Japan	367	352	4	6
Rest of World	558	446	25	18

Total	5,789	5,265	10	9

6 NINE MONTHS PRODUCT SALES ANALYSIS

	World				US

	9 Months 2005 $m	9 Months 2004 $m	Actual Growth %	Constant Currency Growth %	9 Months 2005 $m	Actual Growth %

Gastrointestinal:
Losec	1,241	1,501	(17)	(20)	191	(33)
Nexium	3,386	2,777	22	20	2,276	18
Others	51	64	(20)	(23)	8	(64)

Total Gastrointestinal	4,678	4,342	8	6	2,475	10

Cardiovascular:
Zestril	248	327	(24)	(27)	(4)	(108)
Seloken/Toprol-XL	1,280	1,006	27	26	945	33
Atacand	727	639	14	10	179	(5)
Plendil	287	361	(20)	(22)	78	(44)
Tenormin	262	271	(3)	(6)	17	(35)
Crestor	915	596	54	51	527	52
Others	235	256	(8)	(12)	3	(75)

Total Cardiovascular	3,954	3,456	14	11	1,745	19

Respiratory:
Pulmicort	824	737	12	10	470	21
Rhinocort	295	268	10	9	214	11
Symbicort	742	578	28	22	-	-
Accolate	55	84	(35)	(36)	35	(42)
Oxis	69	76	(9)	(14)	-	-
Others	115	118	(3)	(7)	-	-

Total Respiratory	2,100	1,861	13	10	719	12

Oncology:
Zoladex	752	675	11	7	94	(20)
Casodex	840	736	14	11	179	6
Nolvadex	86	99	(13)	(15)	3	50
Arimidex	856	578	48	45	345	59
Iressa	201	309	(35)	(36)	49	(69)
Faslodex	101	73	38	35	67	8
Others	8	11	(27)	(36)	-	-

Total Oncology	2,844	2,481	15	12	737	1

Neuroscience:
Seroquel	2,006	1,465	37	35	1,450	33
Zomig	258	267	(3)	(6)	82	(27)
Diprivan	281	374	(25)	(27)	112	(44)
Local anaesthetics	380	398	(5)	(8)	48	(49)
Others	50	54	(7)	(11)	13	(13)

Total Neuroscience	2,975	2,558	16	14	1,705	13

Infection and Other:
Merrem	375	310	21	16	61	13
Other Products	262	207	27	26	154	71

Total Infection and Other	637	517	23	20	215	49

Aptium Oncology	247	226	9	9	247	9
Astra Tech	229	186	23	19	21	62

Total	17,664	15,627	13	10	7,864	13

7 THIRD QUARTER PRODUCT SALES ANALYSIS

	World				US

	3rd Quarter 2005 $m	3rd Quarter 2004 $m	Actual Growth %	Constant Currency Growth %	3rd Quarter 2005 $m	Actual Growth %

Gastrointestinal:
Losec	376	430	(13)	(15)	59	(25)
Nexium	1,127	951	19	18	762	17
Others	15	26	(42)	(46)	2	(82)

Total Gastrointestinal	1,518	1,407	8	7	823	11

Cardiovascular:
Zestril	83	105	(21)	(22)	1	(94)
Seloken/Toprol-XL	437	353	24	23	334	31
Atacand	238	214	11	9	57	(11)
Plendil	82	102	(20)	(22)	16	(53)
Tenormin	87	93	(6)	(7)	7	(36)
Crestor	325	260	25	23	189	17
Others	75	81	(7)	(8)	1	(67)

Total Cardiovascular	1,327	1,208	10	9	605	11

Respiratory:
Pulmicort	234	211	11	10	134	24
Rhinocort	91	87	5	4	66	2
Symbicort	240	185	30	28	-	-
Accolate	14	31	(55)	(55)	8	(67)
Oxis	23	25	(8)	(12)	-	-
Others	34	35	(3)	(3)	-	-

Total Respiratory	636	574	11	10	208	6

Oncology:
Zoladex	258	236	9	7	33	27
Casodex	276	258	7	7	61	(2)
Nolvadex	26	30	(13)	(13)	-	(100)
Arimidex	303	221	37	36	122	40
Iressa	61	113	(46)	(46)	12	(80)
Faslodex	37	24	54	50	23	21
Others	2	3	(33)	(66)	-	-

Total Oncology	963	885	9	8	251	-

Neuroscience:
Seroquel	706	529	33	32	517	30
Zomig	86	81	6	5	27	(7)
Diprivan	76	126	(40)	(41)	26	(64)
Local anaesthetics	118	128	(8)	(10)	17	(50)
Others	15	16	(6)	(6)	3	(40)

Total Neuroscience	1,001	880	14	13	590	9

Infection and Other:
Merrem	117	101	16	13	13	(28)
Other Products	73	71	3	10	42	35

Total Infection and Other	190	172	10	11	55	12

Aptium Oncology	82	78	5	5	82	5
Astra Tech	72	61	18	18	7	40

Total	5,789	5,265	10	9	2,621	9

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Announcement of fourth quarter and full year 2005 results	2 February 2006
Announcement of first quarter 2006 results	27 April 2006
Annual General Meeting 2006	27 April 2006
Announcement of second quarter and half year 2006 results	27 July 2006
Announcement of third quarter and nine months 2006 results	26 October 2006

DIVIDENDS

The record date for the first interim dividend paid on 19 September 2005 was 12 August 2005. Ordinary Shares traded ex-dividend on the London and Stockholm Stock Exchanges from 10 August 2005. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

The record date for the second interim dividend for 2005 payable on 20 March 2006 (in the UK, Sweden and the US) will be 10 February 2006. Ordinary Shares will trade ex-dividend on the London and Stockholm Stock Exchanges from 8 February 2006. ADRs will trade ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:

First interim	Announced in July and paid in September
Second interim	Announced in January/February and paid in March

TRADEMARKS

The following brand names used in this interim report are trademarks of the AstraZeneca group of companies:

Accolate Arimidex Astra Tech Atacand Casodex Cerovive Crestor Diprivan Exanta Faslodex Galida Iressa Losec Merrem Nexium Nolvadex Oxis Plendil Prilosec Pulmicort Pulmicort Respules Rhinocort Rhinocort Aqua Seloken Seroquel Symbicort Tenormin Toprol-XL Zactima Zestril Zoladex Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities
Transfer Office	for ADRs		Registration Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
The Causeway	Providence	W1K 1LN	SE-103 97 Stockholm
Worthing	RI 02940-3013	UK	Sweden
West Sussex	US
BN99 6DA
UK	Tel (toll free in US):	Tel: +44 (0)20 7304 5000	Tel: +46 (0)8 402 9000
Tel (freephone in UK):	888 697 8018
0800 389 1580	Tel (outside US):
Tel (outside UK):	+1(781) 575 4328
+44 (0)121 415 7033

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. These interim financial statements contain forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.

Item 7

Companies Act 1985 Section 198
Disclosure of Interest in Voting Shares in Public Companies

On 28 October 2005, we were informed by The Capital Group Companies, Inc., a registered investment manager in the US, that on 26 October 2005 its interest in the USD0.25 Ordinary Shares of AstraZeneca PLC had decreased to 191,083,356 shares (11.96 per cent of the current issued ordinary capital) from the previously notified level of 211,948,875 shares (12.94 per cent).

G H R Musker
Company Secretary
28 October 2005

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 28 October 2005, it purchased for cancellation 2,000,000 ordinary shares of AstraZeneca PLC at a price of 2478 pence per share. Upon the cancellation of these shares, the number of shares in issue will be 1,595,440,917.

G H R Musker
Company Secretary
31 October 2005

Item 9

FDA GRANTS ZD6474 (ZACTIMATM) ORPHAN DRUG DESIGNATION
FOR THE INVESTIGATION OF RARE FORMS OF THYROID CANCER

AstraZeneca announced today that the US Food and Drug Administration (FDA) has granted ZD6474 (ZACTIMA™) Orphan Drug designation for the treatment of patients with follicular, medullary, anaplastic, and locally advanced and metastatic papillary thyroid cancer. ZD6474 is a unique once-daily oral therapy that selectively targets key cell signalling pathways involved in tumour growth and spread including VEGF (Vascular endothelial growth factor) receptor signalling and EGF (Epidermal growth factor) receptor signalling. ZD6474 also inhibits RET kinase, which drives the growth and survival of certain tumours, and is believed to be an important pathway in medullary thyroid cancer.

ZD6474 is currently being developed in a Phase II clinical trial in medullary thyroid cancer and Phase III clinical trials in advanced non-small cell lung cancer are scheduled to start in the next few months.

Advanced hereditary medullary thyroid cancer, a rare malignancy, has a poor prognosis and there are currently very limited therapeutic options available. Medullary thyroid cancer is a specific form of thyroid cancer that comprises 2-3 per cent of the 25,000 new cases of the disease in the US each year. Neither standard chemotherapeutic regimens, nor radiation therapy, provide substantial benefits in patients with advanced hereditary medullary thyroid carcinoma.

Orphan-drug designation was designed to promote the development of products that demonstrate promise for the diagnosis and/or treatment of rare diseases or conditions, specifically, those that affect less than 200,000 people in the US.

ZD6474 is the first oncology orphan-drug designation AstraZeneca has received. AstraZeneca has also applied for Orphan Drug designation for ZD6474 in medullary thyroid cancer in Europe.

For more information about AstraZeneca, please visit: www.astrazeneca.com

31st October 2005

Media Enquiries:

Edel McCaffrey, Tel: +44 (0) 207 304 5034
Steve Brown, Tel: +44 (0) 207 304 5033

Investor Enquiries:

Mina Blair, Tel: +44 (0) 207 304 5084
Jonathan Hunt, Tel: +44 (0) 207 304 5087
Ed Seage, Tel: +1 302 886 4065
Jorgen Winroth, Tel + 1 212 579 0506

-Ends-